

GLOBAL ENERGY GROUP inc

May 25, 2007

Mr. Rufus Decker
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington D.C. 20549-7010

Dear Mr. Decker:

I am in receipt of your letter dated May 15, 2007 regarding Global Energy Group, Inc. and comments made by the Commission regarding certain filings we have made in the past. Please allow me to update you on the situation so that you might better understand our inability to respond to your requests.

The situation at Global Energy Group, Inc. ("GEG") has done nothing but get worse since we talked with Mr. Gus Rodriguez in the first quarter of 2007. We have not experienced any revenue since the second quarter of 2006 primarily due to issues with our sole contract manufacturer. These issues include excessive failures in the field, severe price increases, and the requirement for 100% of the increased cash price with an order in contravention with the Manufacturing Agreement that called for 90 day financing.

As we discussed with Mr. Rodriguez, it is the intention of the Company, its Board of Directors and its Management to not only provide the Commission with comments but also suggestions for changes to prior filings as soon as we can hire an accountant, an attorney and pay employees to complete such a project. In conjunction with these and other issues, it is highly unlikely that, without a significant restructuring, GEG will be able to comply with the Commission's requests at the present time.

Until the Company restructures and solves it ownership, manufacturing and funding issues, GEG does not anticipate making any filings on comments on previously filed documents nor catch up on past due filings. The Company is in discussions with interested parties but is unable at this time to assure the Commission that any transaction/restructuring will be achieved which would allow GEG to comply with the Commission's requests. Should we find ourselves in a position where we have received a restructuring proposal that will solve the aforementioned issues, we will immediately contact the commission to work with you to determine the appropriate course of action to bring Global Energy Group back into compliance.

Sincerely,



John R. Bailey
Chief Financial Officer

JRB:ke

5000 Legacy Drive Suite 470 Plano Texas 75024
www.gegsolutions.com
972.943.6040 Voice
972.403.7659 Fax